Exhibit 99.1

Suite 3400 – 555 Burrard St. Vancouver, BC V6C 2X8 Tel: (604) 696-3000 FAX: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

(All Amounts in $US unless stated otherwise)

GOLDCORP ANALYST TOUR TO HIGHLIGHT
STRONG PROGRESS AT PEÑASQUITO

VANCOUVER, BRITISH COLUMBIA, APRIL 9, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) is pleased to provide an update on recent operating milestones achieved at Peñasquito in advance of an upcoming analyst and investor tour of the mine in Zacatecas, Mexico.

Project Status Highlights

•	Lead and zinc concentrate grade and quality meets or exceeds expectations.
•	Mill throughput from first sulphide process line (Line 1) ramping up on or ahead of schedule.
•	Construction of second sulphide process line (Line 2) remains on track for mechanical completion in the third quarter.
•	Average mining rates continue to meet or exceed expectations.
•	Declaration of commercial production remains on schedule for the third quarter.
•	Full production ramp-up to designed 130,000 tonne per day capacity remains on track for early 2011.

Presentation slides to be used during the tour are available at www.goldcorp.com.

For the first quarter ended March 31, 2010, gold production at Peñasquito totaled 30,700 ounces, consisting of 11,400 ounces from sulphide ore and 19,300 ounces from heap leaching of the oxide ore cap.  Production is expected to ramp up throughout 2010, on track toward previously issued guidance of 180,000 ounces of gold as the proportion of higher quality sulphide ore increases. For the first quarter, silver, lead and zinc production met or exceeded expectations.

“As we near the end of a three-year construction period that has remained on schedule and on budget from the outset, we are pleased to report that the results of the first full quarter of production at Peñasquito are well in line with our expectations,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “Mining rates have continued at or above a planned 500,000 tonnes per day while mill throughput has regularly reached levels above plan for the ramp-up of the first sulphide processing line.

The quality of the concentrates produced is already within the life-of-mine expectations as detailed in the project feasibility study and subsequent technical reports.”

“All of us at Goldcorp were pleased and honoured to host the President of Mexico, Felipe Calderón, the Governor of Zacatecas, Amalia García, and numerous other Mexican and Canadian government officials along with friends, vendors, contractors and other business partners, and numerous representatives of the surrounding communities at our recent inauguration of the Peñasquito mine. The audience was able to see and hear about the tremendous accomplishments of our construction and operations teams at Peñasquito and we look forward to deploying this talent and expertise for the benefit of the Company’s next suite of growth projects in Mexico and elsewhere.”

Metals Production Accelerates

Over its mine life, Peñasquito is expected to produce an annual average of 500,000 ounces of gold, 28 million ounces of silver, 450 million pounds of zinc, and 200 million pounds of lead after reaching full design capacity.   For the first quarter of 2010, Peñasquito has produced 30,700 ounces of gold (including 19,300 ounces from the oxide heap leach); 2,078,200 ounces of silver (including 725,300 ounces from the oxide heap leach); 17,462,500 lbs of lead; and 11,790,700 lbs of zinc.

Peñasquito will produce both lead and zinc concentrates over its 22-year mine life, with most of the gold and silver production coming from the lead concentrate.  The table below summarizes concentrate grade expectations as well as results for 2009 and the first quarter of 2010:

Table 1
Peñasquito Concentrate Grades

	Lead Concentrate	Expected(1)	2009 Actual	Q1-10 Actual
Quality	Primary Metal	52 - 58% Pb	55.3	58.5
	Gold	20 - 45 g/t Au	33.3	34.2
	Silver	2,000 - 4,000 g/t Ag	4,178	3,876
			Zn 7.3%	5.5

	Zinc Concentrate	Expected(1)	2009 Actual	Q1 Actual
Quality	Primary Metal	52 – 57% Zn	54.8	55.7
	Gold	2 – 5 g/t Au	4.4	3.6
	Silver	300 – 400 g/t Ag	662	567
			Pb 3.3%	2.4

(1)  From Analyst Day May 2009

The first lead and zinc concentrates were shipped during the fourth quarter of 2009.  In the three-month period ended March 31, 2010, approximately 10,000 tonnes of lead concentrate and approximately 15,600 tonnes of zinc concentrate have been shipped to smelters.

Construction Update

Designed 130,000 tonne per day processing capacity at Peñasquito will consist of two 50,000 tonne per day capacity sulphide processing lines (Lines 1 and 2) and a 30,000 tonne per day capacity high pressure grinding roll (HPGR) circuit. Line 1 is consistently operating at designed capacity and the construction of Line 2 is proceeding on schedule for completion during the third quarter.  The majority of the components for the HPGR circuit are on site with mechanical completion expected during the fourth quarter.  Following a ramp-up period, Peñasquito processing is expected to reach full 130,000 tonne per day capacity early in 2011.

In-Pit Crushing Optimization Proves Economic

The Company also announced a decision to move forward with an in-pit crushing and conveying (IPCC) system that is expected to provide significant capital and operating savings compared to conventional truck-only haulage.  Up-front capital for the project is anticipated to be approximately $155 million with completion expected in 2013.  The Company expects to spend approximately $10 million on the project in 2010.

Exploration Update

Exploration presentations during the site tour will focus on regional opportunities at land holdings throughout the Peñasquito district and on progress of the program to further test the high grade manto resource below the Peñasco pit.

The growing Noche Buena gold resource and the recently acquired Represa deposit at Camino Rojo comprise two important advanced stage satellite exploration projects with strong potential to complement core production at Peñasquito and take advantage of synergies in infrastructure, management and key stakeholder relationships. Exploration at these properties will focus on further definition and upgrade of the Noche Buena oxide gold resource and follow-up on recent high-grade gold intercepts in the sulphides.  The exploration team at Camino Rojo will soon commence a program to further define the core Represa deposit and investigate adjacent zones of sulphide mineralization with a supplemental $5 million exploration budget approved for this work in 2010.   Additional regional exploration and drilling activities will continue in the Melchor Ocampo, Mazapil Valley and El Quemado targets.

About Penasquito

The 100% owned Peñasquito mine will be Mexico’s largest open pit mine when it reaches full production capacity in 2011.  Annual production over the life of mine  (estimated at 22 years) is expected to ramp up to approximately 500,000 ounces of gold, 28 million ounces of silver, 450 million pounds of zinc and 200 million pounds of lead after reaching full design capacity. As of Dec. 31, 2009 reserves amounted to 17.82 million ounces of proven and probable gold reserves, 4.45 million ounces of measured and indicated gold resources and 1.19 million ounces of inferred gold resources. In addition, there are 1,070.10 million ounces of proven and probable silver reserves, 391.00 million ounces of measured and indicated silver resources and 81.60 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the revenue base.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:
Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001 E-mail: info@goldcorp.com website: www.goldcorp.com